Filed by RhythmOne plc
This communication is filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: YuMe, Inc.
Commission File Number: 001-36039
Date: September 25, 2017

RHYTHMONE PLC RESULTS OF GENERAL MEETING

25 September 2017

London, England – 25 September 2017 – Further to the announcement on 5 September 2017 to acquire YuMe, Inc. and the consolidation of share capital and the Circular to Shareholders posted on 7 September 2017, RhythmOne plc (LSE AIM: RTHM, “Company” or “RhythmOne”), a digital advertising technology company that connects audiences with brands through content across devices, held its General Meeting (“General Meeting”) in London, England today. All of the resolutions tabled at the meeting were passed with the requisite majorities.

Full details of the resolutions passed, together with explanatory notes, are set out in the Company’s circular dated 7 September 2017 (the “Circular”) and are available for download on the Company’s website: https://investor.rhythmone.com/financial-info/results.

Terms used in this announcement have the same meanings given to them in the Circular.

The resolutions were as follows:

	Votes for	%	Votes against	%	Votes total	% of Issued Share Capital voted	Votes withheld

1. To adopt the amended articles of association of the Company	201,382,384	99.87	259,481	0.13	201,641,865	40.68	2,207,012

2. To consolidate every 10 issued ordinary shares of £0.01 each in the capital of the Company into one ordinary share of £0.10 each	201,305,282	99.86	280,433	0.14	201,585,715	40.67	2,263,162

3. To authorise the Company to enter into the Off-market Buyback Agreement	201,438,097	99.93	135,118	0.07	201,573,215	40.67	2,275,662

4. To authorise the Directors to allot equity securities.	201,386,401	98.85	2,337,207	1.15	203,723,608	41.10	125,539

Following the above announcement that all resolutions proposed at the Company’s General Meeting have been duly passed by shareholders, the Company confirms that every 10 Existing Shares held at the Record Time be consolidated into one Consolidated Share.

The 495,667,542 ordinary shares of one pence each in the Company will be consolidated into 49,566,754 new ordinary shares of ten pence each with a new ISIN of GB00BYW0RC64 and SEDOL of BYW0RC6.

The previously announced expected timetable of events is unchanged and is set out below:

Latest time and date for dealings in Existing Shares	4.30 p.m. on 25 September 2017

Record Time in relation to the Consolidation	6.00 p.m. on 25 September 2017

Expected date of admission of Consolidated Shares to trading on AIM	8.00 a.m. on 26 September 2017

Expected date CREST accounts are to be credited with the Consolidated Shares in uncertified form	26 September 2017

Expected date when cheques (if any) are dispatched following purchases of fractional entitlements	3 October 2017

Expected date for despatch of definitive certificates for Consolidated Shares (in certificated form)	3 October 2017

All references to time in this announcement are to London time unless otherwise stated.

Press further information, please contact:

Analyst and Investor Contact

Dan Slivjanovski

RhythmOne plc

Financial Media Contacts

Edward Bridges / Charles Palmer

FTI Consulting LLP

+44 20 3727 1000

Financial Adviser, Nomad and Broker for RhythmOne

Nick Westlake (Nomad) / Lorna Tilbian

Michael Wharton / Toby Adcock

Numis +44 20 7260 1000

About RhythmOne

RhythmOne is a technology-enabled digital media company that connects online audiences with brands through premium content across devices. Founded in 2004 in the UK, the Company pioneered Internet video search and works with digital advertisers, publishers and content providers to offer fully integrated, cross-screen solutions that span desktop and mobile video, rich media, display, social and native advertising, and content formats. Through its fully integrated programmatic platform, RhythmMax, the Company offers digital advertising inventory across owned, controlled and extended supply sources. The RhythmMax platform includes unique brand safety technology, RhythmGuard, which combines leading third-party verification and proprietary filtering technologies to ensure inventory quality in brand safe environments. RhythmOne’s goal is to maximize the return on advertising spend and provide the most efficient and effective marketplace for digital advertising. The Company is headquartered in San Francisco, United States with offices in the US, UK and Canada. For more information, please visit www.rhythmone.com.

Additional Information and Where to Find It

This communication relates to a potential exchange offer for the outstanding shares of YuMe, Inc. stock that has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that RhythmOne and its offering subsidiary, Redwood Merger Sub 1, Inc. (the “Purchaser”), will file with the SEC.

RhythmOne and the Purchaser plan to file a tender offer statement on Schedule TO, together with other related Exchange Offer documents, including a letter of transmittal, in connection with the offer, YuMe plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer and RhythmOne plans to file a registration statement on Form F-4 that will serve as a prospectus for RhythmOne shares to be issued as consideration in the offer and the mergers. These documents will contain important information about RhythmOne, YuMe, the offer and the mergers. YuMe Stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to YuMe Stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Edward Bridges, FTI Consulting Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.com or YuMe’s investor relations department at ir@yume.com or +1 650 503 7192. Such documents are not currently available.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549, United States of America. Please call the SEC at +1-800-732-0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.